

May 8, 2014

Via E-Mail
Philip J. Young
President and CEO
AmpliPhi Biosciences Corporation
4870 Sadler Road, Suite 300
Glen Allen, Virginia 23060

      Re: **AmpliPhi Biosciences Corporation**
                Amendment No. 2 to Registration Statement on Form 10
                Filed April 15, 2014
                File No. 000-23930

Dear Mr. Young:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Anti-Infective Treatments with Bacteriophages, page 13

1. We note your response to prior comment 2. Please revise this section to clarify that your conclusion that these studies suggest that phage therapy shows promise for treating infectious diseases is based on limited available information regarding these studies.

Form 10-12G Amendment No. 2
Management's Discussion and Analysis
General and Administrative, page 51

2. You indicate that general and administrative expenses were higher in 2013 than in 2012 due to placement agent fees associated with the June 2013 Series B Preferred Shares placement and the December 2013 common stock private placement, higher legal expenses due to preparation to become a public company, and staffing expenses.

- Revise your disclosure in Form 10/A to quantify each of the reasons cited that caused an increase in expense.
- Tell us why the placement agent fees related to the preferred and common stock offerings were expensed rather than netted against proceeds received in the offerings.

Item 15. Financial Statements and Exhibits
AmpliPhi Biosciences Corporation
Notes to Consolidated Financial Statements For The Years Ended December 31, 2013 and 2012

7. Preferred Shares, page F-12

3. You state that "In connection with the private placement of Series B Convertible Preferred Stock, the Company recorded a liability for the conversion feature that contains a provision that protect holders from a decline in the issue price of the Company's common stock ("down-round" provision). The Company estimates the fair values of the conversion feature using a Black Scholes valuation model. The Company measured the fair value of the conversion feature on June 26, 2013 and July 15, 2013 and recorded the initial liability as part of the private placement proceeds. The Company re-measured the fair value of the conversion feature and recorded $30,422,000 in total charges to record the liabilities associated with the conversion feature at their estimated fair value totaling $33,510,000 as of December 31, 2013." We have the following comments:
   - Please provide us, citing specific authoritative literature, your detailed analysis that supports your conclusion that the Series B Convertible Preferred Stock contains an embedded derivative that required bifurcation. Tell us the feature of the conversion option that triggers liability classification and if you concluded that the preferred stock is an equity host or a debt host and the basis for your conclusion.
   - Tell us why you believe the Black-Scholes valuation model appropriately valued the possible exercise price adjustments ("down-round" provision) features of the conversion feature. We believe that the potential exercise price revisions render single-path option pricing models, such as Black-Scholes, inappropriate.
   - Your computation of the fair value of the conversion feature at inception and at December 31, 2013.
   - Disclose in Form 10/A how the $7 million proceeds was recorded. The statement of Stockholders' Equity (Deficit) shows $50,000 and your disclosure appears to indicate a $3,088,000 liability was recognized ($30,510,000 - $30,422,000). Disclose in Form 10/A how the remaining $3,862,000 was recognized.
   - Disclose in Form 10/A the amount reclassified from liability to equity upon conversion of some of the preferred shares to common stock and when the conversion from preferred to common stock occurred.

8. Stock Options and Warrants, page F-13

4. Please tell us why you believe the Black-Scholes valuation model appropriately valued the possible exercise price adjustments ("down-round" provision) features of the

warrants. We believe that the potential exercise price revisions render single-path option pricing models, such as Black-Scholes, inappropriate.

9. Business Combinations, page F-15

5. In order to help us understand whether the patent and phage and bacterial banks do in fact have an indefinite life, please tell us whether:
    - the acquired company had ongoing R&D projects at the acquisition date and whether you actively pursued those R&D projects after the acquisition.
    - the patents and phage and bacterial banks were recognized finite life intangible assets in the pre-acquisition financial statements of the acquired business.
    - (A) the patents and phage and bacterial banks lack the characteristic of incompleteness (i.e. whether they are complete), (B) they are intended to be used in not only existing R&D projects of the combined company, but also in currently identified future R&D projects, (C) they are being used in the manner they were intended, and (D) there are legal, regulatory or other factors that limit their life. If the characteristics in (A) through (D) exist, please help us understand why you believe it is appropriate to assign an indefinite life.
    - the patent and phage and bacterial banks represent assets resulting from research and development and the reasons why or why not.

12. Convertible Loan Notes, page F-16

6. Disclose in Form 10/A related to the $2,630,000 amortization of note discount expense recognized in 2013 the amount related to warrants separately from the amount related to the beneficial conversion feature. Provide us your computation of the beneficial conversion feature.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact James Peklenk at (202) 551-3661 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Amy Reischauer at (202) 551-3793, Bryan Pitko at (202) 551-3203, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Via E-Mail
       Stephen B. Thau
       Morrison & Foerster LLP
       755 Page Mill Road
       Palo Alto, CA 94304-1018